Exhibit 12
United Parcel Service, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges
(dollar amounts in millions)

	Nine Months Ended September 30,	Year Ended December 31,
	2015	2014	2013	2012	2011	2010
Earnings:
Income before income taxes	$5,373	$4,637	$6,674	$974	$5,776	$5,290
Add: Interest expense	256	353	380	393	348	354
Add: Interest factor in rental expense	147	225	192	206	210	205
Total earnings	$5,776	$5,215	$7,246	$1,573	$6,334	$5,849

Fixed charges:
Interest expense	$256	$353	$380	$393	$348	$354
Interest capitalized	10	11	14	18	17	18
Interest factor in rental expense	147	225	192	206	210	205
Total fixed charges	$413	$589	$586	$617	$575	$577

Ratio of earnings to fixed charges	14.0	8.9	12.4	2.5	11.0	10.1